November 11, 2008

Susan Block/Attorney-Advisor
United States Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:            Feel Golf Co., Inc.
                  Registration Statement on Form S-1
      Filed September 26, 2008
      File No. 333-153699

Dear Ms. Block:

We represent Feel Golf Co., Inc. (the “Company” or “Feel Golf”). We are in receipt of your letter dated October 23, 2008 regarding the above referenced filing and the following are our responses:

General

l.
Please provide us with any artwork that you intend to use.  The inside front cover artwork should be clear illustrations of your product or business with concise language describing the illustrations. Artwork that does not convey the business purpose and language that strays beyond a limited scope will not be appropriate inside the front cover.  Please refer to Section VIII of the Division of Corporation Finance March 31, 2001 Current Issues and Rulemaking Projects Quarterly Update available at www.sec.gov.

Answer:	The Company has confirmed that it does not have any artwork that it intends to use in its prospectus.

2.
Please revise to eliminate the marketing language throughout the registration statement.  For example, under “About Our Company,” at page 1, you refer to “excellent” golf products that Lee Miller designed. Refer to page 11 and eliminate terms such as “unique,” “high performance,” “profound effect,” and that your products “stand out” and are a “major advance.”  These are just examples.

Answer:	The registration statement has been revised through to eliminate the marketing language.

Registration Statement Cover Page

3.	Please revise to indicate whether you are a large accelerated filer, accelerated filer, non-accelerated filer, or smaller reporting company.

Answer:	The cover page has been revised to indicate that the company is a smaller reporting company.

Prospectus Cover Page

4.
It appears that the $1.00 per share price of the shares you are registering is the same price that the selling shareholders paid for their shares in private placements.  As such, it appears the $1.00 per share price prohibits the selling shareholders from making any profit on sales unless and until there is an active trading market.  This suggests that the $1.00 per share price of the shares you are registering here is not a bona fide sales price.  Please revise to increase the fixed price or advise us why you do not think this is necessary.

Answer:	The fixed price has been changed to $1.50 to allow the selling shareholders to make a profit on sales until there is an active trading market.

5.	Please move the prospectus “Subject to Completion” legend to the cover page. Refer to Item 501(b)(10) of Regulation S-K. It currently appears to be on the page preceding the cover page.

Answer:	This legend has been moved to the cover page.

Prospectus Summary, page 1

6.	Please disclose that your auditor has issued a going concern opinion in the forefront of the prospectus under, “About Our Company.” Revise to also add a risk factor with this information as well.

Answer:
This section has been revised to disclose that the auditor has issued a going concern opinion in the forefront of the prospectus under, “About Our Company” and a risk factor has been added regarding the going concern opinion as well.

7.
You indicate that Lee Miller has become well known for golf products he designed.  Please clarify whether or not the products you are referring to are the ones your company sells.  Also, substantiate this claim to us or remove to delete this claim.

Answer:	This claim has been deleted.

8.	Please briefly explain Mr. Miller’s membership in the PGA.

Answer:
This section has been revised to briefly explain the Professional Golfer’s Association (PGA), Mr. Miller’s PGA Member classification, and that Mr. Miller played competitive golf on both the PGA and Senior PGA Tour.

9.	Please briefly explain what you mean by “award-winning” or delete.

Answer:	“Award winning” has been deleted.

10.
You indicate that the Full Release Performance Grip was endorsed by the USSOG.  Clarify if this is the same as the Reverse Taper – Full Release Performance Grip discussed at the beginning of the same paragraph.

Answer:	This section has been revised to clarify that the Full Release™ Performance Grip is a reverse taper golf grip.

Risk Factors, page 3

11.	Please add a risk factor discussing your net losses for the most recent audited period.

Answer:
A risk factor has been added regarding the going concern which discusses the net losses for the most recent audited period. In addition, the net losses for most recent period are also discussed in “Although our Products are Currently in Demand…” as set forth in response to question 13.

12.	Please add a risk factor to discuss the risk that you may not be able to absorb the costs of being a public company.

Answer:	A risk factor has been added to disclose the risk that the Company may not be able to absorb the costs of being a public company.

Although Our Products Are Currently in Demand, page 3

13.	Please balance the disclosure in this risk factor to indicate that you had net losses for your most recent audited period.

Answer:	Disclosure has been added to this risk factor to indicate that the Company had net losses for it most recent audited period.

We do not manufacture our own products, page 4

14.	Please disclose in what countries your products are manufactured.

Answer:	This risk factor has been revised to disclose that the products are manufactured in China, Taiwan and the United States.

The Continued Development and Commercialization of Our Products Will Require a Commitment of Substantial Funds, page 4

15.
We note your disclosure that you will require a “substantial investment” to expand your product marketing and implement your business plan. Elaborate on any planned expenditures to accomplish these goals and the anticipated sources of funding.  Revise your plan of operation section in this manner as well.

Answer:
Both this risk factor and the plan of operations have been revised to included the Company’s two (2) major planned expenditures (endorsements and media buys) for product marketing and implementation of its business plan as well as anticipated sources of funding once the Company is public. This information has also been disclosed in the Company’s Plan of Operations.

The Loss of Our Key Employee Would Have a Negative Impact on Feel Golf, page 5

16.
We note that you identify Greg Cottingham as “essential to the success” of the company.  There does not appear to be any mention of Mr. Cottingham elsewhere in the prospectus.  Please identify Mr. Cottingham’s position with Feel Golf and discuss why you consider him a key employee.  Refer to Item 401© of Regulation S-K.

Answer:
This risk factor has been revised to disclose that as general manager of the Company, Mr. Cottingham is essential to the success of the Company. The S1 has been revised to include Bio on Greg Cottingham in the Executive Officers and General Management Section.

Our Officers and Directors Beneficially Own the Majority of Outstanding
Common Stock…page 5

17.	Please revise this risk factor to specify the percentage of common shares beneficially owned by your officers and directors.

Answer:	This risk factor has been revised to specific the percentage of common shares beneficially owned by the officers and directors.

Selling Security Holders, page 7

18.	Please provide a description of the transactions by which the selling shareholders acquired the shares being registered for sale.

Answer:	This section has been revised to provide a description of the transactions by which the selling shareholders acquired the shares being registered for sale.

19.
Please refer to the selling security holder table.  You indicate that Todd and Karen Acker are offering 10,000 shares of the 26,764 shares they beneficially owned prior to the offering.  However, you indicate that they will not own any shares after the offering.  Please revise or advise.

Answer:	This section has been revised to indicate that Todd and Karen Acker will own 16,764 shares after the offering.

20.	Explain here the material relationship that the beneficial owner of the Miller Family Trust has had with the registrant. Refer to Item 507 of Regulation S-K.

Answer:	This section has been revised to disclose that Lee Miller, the Trustee of the Miller Family Trust, is the founder and President of the Company.

Plan of Distribution, page 8

21.	Please revise to indicate that the selling shareholders may be deemed underwriters.

Answer:	This section has been revised to indicate that the selling shareholders may be deemed underwriters.

22.	Please advise us whether or not any of the selling security holders are broker-dealers or affiliates of broker-dealers.

Answer:	This section has been revised to disclose that to the best knowledge of the Company none of the selling security holders are broker-dealers or affiliates of broker-dealers.

23.	Please address the applicability of Regulation M to your offering.

Answer:	This section has been revised to address the applicability of Regulation M to the Company’s offering.

Description of Business, page 10

24.	Please revise to include a discussion of your historical operating results. Refer to Item 101(h) of Regulation S-K.

Answer:	This section has been revised to provide a discussion of the Company’s historical operating results.

25.
Please better explain the products you offer.  For instance, please clarify what you mean by wedges with loft ranges. What does this mean? Explain what you mean by each has the same Kick Point, Balance Point, Swing Weight, etc.  What is a reverse tapered golf grip? Explain the different wedges and grips you offer.

Answer:
This section has been revised to further define lofts and wedges and provided detailed explanations to the golf terms mentioned.  The Company defined and explained what a “reverse-taper” golf grip is and explained the different wedges and grips that it offers.

26.	Please remove the use of the term “unique” to describe the feel of your wedges or substantiate to us this claim.

Answer:	This term has been removed.

27.	Similarly, revise to state it is your belief that the wedges provide a lower drag-coefficient or substantiate this claim to us.

Answer:	This section has been revised to state that it is the Company’s belief that the wedges provide a lower drag-coefficient.

28.	Revise to state that it is your belief that players have noted the soft feel of your wedges.

Answer:	This section has been revised to state that it is the Company’s belief that players have noted the soft feel of the Company’s wedges.

29.	Indicate from which testing organizations you have won awards or delete this reference.

Answer:	This reference to awards from testing organizations has been deleted from this section.

30.	Revise to state it is your belief that the USSOG represents premier teaching facilities.

Answer:	This section has been revised to state that it is the Company’s belief that the USSOG represents over 60 teaching facilities with PGA Members on staff. The word “premier” has been deleted.

31.	To the extent practicable, clarify or quantify what you mean by “minor” international distribution channels so that investors can assess this disclosure.

Answer:	The word “minor” was deleted to better clarify the Company’s international distribution channels.

32.	Clarify what you mean by your products have had visibility on the various tours.

Answer:	This section has been revised to delete that the products have visibility on various tours and mentioned that the products have been played by tour players on multiple tours worldwide.

33.
We note your disclosure on page 3 that you have spent a substantial portion of your operating history engaged in research and development. Revise your description of business to disclose, if any, material amounts spent during each of the last two fiscal years on research and development activities. Refer to Item 101(g)(x) of Regulation S-K.  If you intend to undertake material research and development activities during the next twelve months, revise the plan of operation section in this manner as well.

Answer:
This section has been revised to disclose that research and development costs were included as part of General and Administrative costs over the past 8 years.  No material amounts were spent on research and development during past two years and therefore the company did not add anything to its business regarding research and development costs. No material research and development costs are anticipated during next 12 months so nothing added in the plan of operations.

34.	Please revise to include the number of employees.

Answer:	This section has been revised to delete the Clearwater, FL, sales office language and added that the Company employ 6 personnel including Lee Miller the President of the Company.

Marketing, page 10

35.
We note your statement suggesting that ninety percent of all golfers would be “ideal target customers.”  Do you plan to market to such a large potential pool of customers? What is the basis for your belief that “the global market for our performance grips is significant?  Do you  have concrete plans to implement “an appropriate and consistent marketing campaign?”

Answer:
This section has been revised to delete that 90% of all golfers would be ideal target market, also eliminates second question and to delete the Company belief that there is a significant global market for its grips.  The Company’s plans to implement a marketing campaign have been disclosed in this section.

36.
We note your disclosure that “[a] continuing presence of our representatives on major PGA and LPGA tours is necessary to increase visibility and product credibility.”  Please elaborate on your plans, if any, to ensure this continued presence.

Answer:	This section has been revised to deleted “a continuing presence of our representatives is necessary…” and added, “we plan to implement industry endorsements of PGA Professionals.”

37.	Either substantiate that your “products include quality components, excellent design characteristics, and quality control assembly” or restate as a belief.

Answer:	This has been restated as the Company’s belief.

38.	Please provide the price range you charge for your wedges.

Answer:	This section has been revised to provide the price range the Company charges for its wedges.

“We plan to support five distinct sales channels,” page 11

39.
Please revise and discuss in concrete terms and chronologically each material step you expect to take in order to develop your five distinct sales channels. Include a timeline of when you intend to implement each step and your estimates of the cost of each step. To the extent you anticipate requiring additional sources of funding, discuss the estimated amount of funds you will require and anticipated sources of these funds. If you have no available funding, please make that clear.  Also, in an appropriate place in the Business Section, include a discussion, timeline and available financing for increasing the production of your products if demand does increase due to your marketing efforts. Provide similar disclosure for launching new products, which is mentioned in the prospectus, if applicable. Revise your plan of operation section in this manner as well.

Answer:
This section has been revised to chronologically list when the Company plans to implement 5 sales channels as well as estimated costs of each and anticipated sources of funding.  In addition, this section has been revised to highlighted the fact the Company does not have available capital presently.

Competition, page 12

40.	Please revise to state as a belief that sufficient capital and excellent products are the key to success in this market.

Answer:	This section has been revised to state as a belief that sufficient capital and excellent products are the key to success in this market.

41.	Please revise to remove references to large grip manufacturers that you do not directly compete with.

Answer:	This section has not been revised since the large grip manufacturers are the companies that the Company competes with.

Upcoming Applications, page 13

42.	Please explain what is meant by an examiner found your patented inventions to be “non-obvious.”

Answer:	This section has been revised to disclose the USPTO regarding definition of “non-obvious”.

Market for Common Equity and Related Stockholder Matters, page 13

43.	Please indicate the amount, if any, of the outstanding common stock that could be sold pursuant to Securities Act Rule 144.

Answer:	This section has been revised to disclose the amount of shares that could be sold pursuant to Securities Act Rule 144.

44.	Please indicate whether you have authorized shares for issuance pursuant to the 2003-2004 stock option plan. If so, provide the appropriate tabular disclosure. Refer to Item 201(d) of Regulation S-K.

Answer:
This section has been revised to disclose that the Company is authorized to issue a maximum of 3,000,000 shares of common stock pursuant to the 2003-2004 Stock Option Plan, and as of November __, 2008, no shares have been issued under the Plan.

Financial Statements for the Fiscal Year Ended December 31, 2007
Statements of Cash Flows, page F-5

45.
We note that the cash outflows related to increases in your company’s gross intangible asset balances have been classified as investing activities in your statement of cash flows.  However, we also note that a significant portion of your gross intangible asset balance relates to capitalized advertising costs. In this regard, please tell us why cash outflows related to advertising costs have been classified as investing activities rather than operating activities in your cash flow statement. As part of your response, please cite any accounting literature that you believe supports your accounting treatment.

Answer:	All intangible assets have been written off and the issue addressed in this comment is resolved.

46.
Per your “Supplemental disclosures to the Statement of Cash Flows,” the amount of “interest paid” in fiscal years 2007 and 2006 equaled the total amount of interest expense recognized in your company’s statements of operations for those years. However, per Note 13 to your company’s fiscal year 2007 financial statements, your company’s accrued interest expense balance for related parties’ notes payables increased by $100,237. We note that the disclosure of interest paid pursuant to paragraph 29 of SFAS No.95 should reflect your company’s  actual cash outlay related to interest expense. Please revise the supplemental disclosures to your company’s statements of cash flows accordingly, or advise as appropriate.

Answer:	The cash outlay related to interest expense in fiscal years of 2007 and 2006 is 2,081 and 9,506 respectively. Our statements of cash flows have been revised accordingly.

Footnotes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies
Research and Development, page F-9

47.	Please revise your disclosure regarding research and development costs to discuss how such costs are recognized (e.g., as incurred).

Answer:	The Footnotes to the Financial Statements for the fiscal year ending December 31, 2007 have been revised to explain how research and development costs are incurred.

Note 6 – Intangible Assets, page F-11

48.
Please revise the footnotes to both your annual and interim period financial statements to disclose the accumulated amortization and weighted-average amortization period related to each individual intangible asset class. Refer to the disclosure requirements of paragraph 45 of SFAS No. 142 and paragraph 49 of SOP 93-7 for guidance. In addition, please tell us why the amortization expense of $17,732 recognized during the six-month period ended June 30, 2008 does not appear proportionate to the amount of amortization expense recognized during the fiscal years 2007, 2006 and 2005.

Answer:	All intangible assets have been written off and the issue addressed in this comment is resolved.

49.
Please tell us the specific nature of the costs recorded as intellectual property assets and capitalized talent. Furthermore, given the net losses recognized by your company and negative cash flows from operations realized by your company for fiscal years 2205, 2006 and 2007, please tell us how you determined that the carrying values of these intangible assets were not impaired as of December 31, 2007.  Please provide a copy of your most recent impairment analysis as part of your response.

Answer:	All intangible assets have been written off and the issue addressed in this comment is resolved.

50.
We note that a significant portion of your company’s gross intangibles balance is comprised of capitalized infomercial and commercial costs, capitalized talent costs, capitalized promotion costs, production costs, and capitalized marketing costs – all of which relate to advertising expenditures. In this regard, please expand your disclosure in Note 2 to your financial statements to discuss your accounting policies related to advertising costs. Refer to paragraphs 49 and 50 of SOP 93-7 for further guidance.

Answer:	All intangible assets have been written off and the issue addressed in this comment is resolved.

51.
Please tell us the aggregate amount of capitalized advertising costs (gross and net of amortization) at June 30, 2008 and December 31, 2007 that relate to (a) direct-response advertising and (b) advertising costs due to be expensed the first time an advertisement takes place. In this regard, we note that “Capitalized Print/Production” costs and “Capitalized Marketing” costs appear to relate to direct-response marketing campaigns; however, it is not clear what amount of your company’s “Capitalized Film Production” costs may relate to                advertising production costs which you plan to expense when the advertisement first takes place.

Answer:	All intangible assets have been written off and the issue addressed in this comment is resolved.

52.
With respect to capitalized direct-response advertising costs, please tell us how you have determined that your company’s direct-response advertising (i) elicits sales to customers who can be shown to have responded specifically to the advertising and (ii) results in probable future economic benefits. Refer to paragraphs 33 through 39 of SOP 93-7 for guidance.

Furthermore, given the net losses recognized by your company for fiscal years 2005, 2006 and 2007, please tell us how you determined that the carrying value of your company’s capitalized direct-advertising costs were not impaired as of December 31, 2007.  In this regard, we note that the carrying value of these assets should be supported by the probable remaining future net revenues (i.e. gross revenues less the probable future costs of all goods and activities necessary to earn those revenues, except amortization of direct-response advertising) expected to result directly from such advertising. Refer to paragraph 48 of SOP 93-7 for further guidance.

Answer:	All intangible assets have been written off and the issue addressed in this comment is resolved.

53.
Please tell us your basis for capitalizing promotion costs, which include product used by celebrities and tour players. Your response should cite the specific accounting literature that you believe supports your accounting treatment.

Answer:	All intangible assets have been written off and the issue addressed in this comment is resolved.

Note 8 – Share Capital, page F-11

54.
In Note 8, you disclose that your company has authorized 10 million shares of preferred stock. However, you state in “Item 9. Description of Securities to be Registered” (page 9) that your company is not authorized to issue shares of preferred stock. Please reconcile these disclosures, or advise.

Answer:	Note 8 has been revised since the Company does not have any shares of preferred stock authorized.

Financial Statements for the Six-Month Period Ended June 30, 2008
Statements of Operations, page F-1

55.
We note that you reported general and administrative expense of $58,897 for the six-month period ending June 30, 2007 and $36,677 for the fiscal year ending December 31, 2007.  Please tell us why the expenses reported for the entire 2007 fiscal year were less than the amount recorded and reported during the six-month period ended June 30, 2007.

Answer:
The expenses reported for the entire fiscal year of 2007 were less than the amount recorded during the six months period because of an adjustment made during the 2007 audit for indirect expenses as a result of a test for overhead allocation. However, in making the June 30 review, the auditor did not conduct such test since a review is less extensive than an audit.

The adjustment during the 2007 audit was:
                        Indirect COGS: $45,204
        Overhead Inventory Offset:  $45,204 (G&A expense account)

This adjustment was made because the Company did not allocate any overhead for their indirect expenses such as liability insurance, office rent, factory labors’ payroll taxes, telephone and utilities. All of these expenses recorded in general and administrative expenses. Therefore, an adjustment was made to allocate some of these expenses to cost of goods sold.

Balance Sheets, page F-2

56.
We note that your comparative interim period balance sheets appear to be as of June 30, 2008 and June 30, 2007.  While we would not object to the presentation of your company’s June 30, 2007 balance sheet if it provides additional information regarding the changes in your company’s financial condition, we note that you would still need to present your company’s balance sheet as of December 31, 2007 for comparative purposes.  See Rule 8-03 of Regulation S-X for guidance. We note further that if your interim period financial statements include an interim balance sheet as of the corresponding interim date of the preceding fiscal year, your MD&A should discuss any material changes in your company’s financial condition between the dates of the interim period balance sheets, in addition to the discussion of changes in your company’s financial condition since the end of its preceding fiscal year. See Item 303(b)(1) of Regulation S-K for further guidance.

Answer:	The Balance Sheet as of December 31. 2007 has been included for comparative purposes.

57.
We note that you have reported an “Other receivable” balance of $113,155 as of June 30, 2008.  We also note that this balance has increased as of each balance sheet date presented in your registration statement on Form S-1.  In this regard, please tell us and disclose the nature and amount of each material item that has been included in your company’s “Other receivable” balance.

Answer:	The other receivables include Bartex-ITEX and Barter-Int’l Monetary Systems.

Bartex-ITEX: $86,751.38
Bartex-IMS: $26,403.18

These other receivables are for the barter systems that the Company is involved in. When other merchants purchase the Company’s products, they get credit towards their next purchase in the barter system and then recorded in the Company’s “other receivables.” When the Company’s product is sold in the barter system, it shows as a debit to “other receivables” and credit to “sales.”

Statements of Cash Flows, page F-3

58.
We note from your company’s statement of stockholders’ equity for the six months ended June 30, 2008 that 1,000,000 shares of your company’s common stock were issued for relief of $1,000,000 debt owed to related parties. In this regard, please revise your company’s statement of cash flows to disclose information about your company’s non-cash financing activities. Refer to paragraph 32 of SFAS No. 95 for further guidance.

Answer:	The Statement of Cash Flows has been revised to disclose information about the Company’s non-cash financing activities.

Notes to Consolidated Financial Statements
Note 5 – Notes Payable from Stockholder Loans to the Company, page F-10

59.
Please disclose the terms of all of your company’s borrowings from related parties in the footnotes to your interim period and annual financial statements. Your revised disclosure should discuss the timing of when both your company’s borrowings and the related accrued interest are due to be paid, as well as the interest rate being charged against such borrowing. In addition, any borrowings that can be called or that mature within twelve months of your company’s balance sheet date should be classified as current liabilities.  In this regard, please reclassify the $30,000 bridge loan received from Wylie Mitchell on     February 14, 2008 as well as any other borrowings that mature prior to June 30, 2009, as current liabilities in your company’s interim period balance sheet.

Answer:
The Footnotes to the Financial Statement for the interim period has been revised to disclose the timing of when both of the Company’s borrowings and the related accrued interest are due to be paid, as well as the interest rate being charged against such borrowing. The $30,000 bridge loan that the Company received from Wylie Mitchell has been reclassified as current liabilities in the balance sheet as of September 30, 2008.

Note 13 – Subsequent Events, page F-14

60.	Please tell us and disclose the value ascribed to the shares issued subsequent to your company’s balance sheet date, as well as the period in which you plan to recognize the related expense.

Answer:
The 25,000 shares of common stock issued to Anslow & Jaclin, LLP as compensation for legal services rendered at a value of $25,000. The related expense was recognized in August 2008. The 1,205,726 shares issued to Criterion Capital Partners, LLC as compensation for business and financial services rendered at a value of $1,205,726.  The related expense was recognized in August 2008.

61.
We note your change from “S” Corporation status to “C” Corporation status as of July 2008. In accordance with SAB Topic 4:B, please classify your undistributed earnings or losses to paid in capital in proforma financial statements or your update financial statements for the period ended September 30, 2008, as appropriate.

Answer:	The undistributed earnings or losses have been reclassified to paid in capital in the financial statements for the nine months period ended September 30, 2008.

Management’s Discussion and Analysis of Financial Condition and Results of Operation
Result of Operation, page 15

62.
We note that one of the purposes MD&A is to provide investors with information that will enhance their understanding of a company’s results of operations, financial condition, and changes in financial condition.  In this regard, MD&A should give investors the opportunity to look at a company through the eyes of management by providing a short-term and long-term analysis of the business of the company. MD&A should also allow investors to assess (i) the quality of earnings and (ii) the likelihood that past performance is indicative of future performance. We note that your MD&A does not provide any discussion or analysis of your company’s results or operations for the reporting periods presented in your registration statement on Form S-1. As such, please expand the MD&A disclosure regarding your company’s results of operations to discuss information including, but not limited to, each of the following items, if applicable:

•
The underlying causes of any material year-to-year changes in the line items presented in your company’s consolidated statements of operations (e.g. net sales, costs of goods sold, advertising expense, depreciation expense, etc.).

•
Material events and uncertainties that are known to management and are likely to cause reported financial information not to be indicative of future operating results (e.g. matters that are expected to impact future operations but have not had an impact in the past, as well as matters that impacted reported operations, but are not expected to impact future operations;

•	Any unusual or infrequent events or transactions that materially impacted your company’s reported income from continuing operations, as well as the amount by which income was affected;
•	Any significant economic changes that materially affected the amount of reported income from continuing operations, as well as the amount by which income was affected; and
•	Any known trends or uncertainties that have had or that the registrant reasonably expects will have a material favorable or unfavorable impact on net sales or income from continuing operations.
•
Any statistical data and changes in statistical data, such a gross profit percentage or other relationships between costs and revenues, that would enhance investors’ understanding of your company’s results of operations and/or changes in your company’s operations.

We note that your expanded disclosure should discuss your company’s results of operations for both the annual periods and the interim periods presented in your registration statement on Form S-1. Please refer to Item 303 of Regulation S-K and our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Operations” for further guidance.

Answer:	The Management Discussion and Analysis has been substantially revised to disclose all of the information set forth above.

63.
We note that your company sells both golf grips and golf clubs.  Please expand your MD&A to discuss the amount of revenues generated from each product type, as well as any fluctuations in revenues by product type.

Answer:
This section has been revised to disclose the approximate amount of sales for golf clubs and golf grips respectively and to disclose that the sales of golf grips have continued to decline over the past few years without the support of marketing capital.

64.
We note that your company’s reported gross profit was 79.4% and 75.8% of net sales for the six-month periods ended June 30, 2008 and June 30, 2007, respectively.  However, your company’s reported gross profit was only 45.1%, 56.3% and 42.4% of net sales for fiscal years 2007, 2006 and 2005, respectively.  In this regard, please tell us and explain in MD&A why the gross profits realized for the interim periods ended June 30, 2008 and June 30, 2007 have differed significantly as a percentage of sales from the gross profit realized during each of your company’s last three annual periods. In addition, please discuss the underlying factors which have contributed to the changes in your company’s gross profit as a percentage of sales for each of the Comparable annual periods.

Answer:
This section has been revised to explain the significant difference between the gross profits realized for the interim periods ended June 30, 2007 and 2008 and the gross profits realized during each of the Company’s last three annual periods, and the underlying factors that have contributed to the changes.

Capital Liquidity and Resources, page 16

65.
We note that one of the principal objectives of the liquidity and capital Resources section of MD&A is to provide investors with insight regarding your company’s financial position, as well as the quality and potential variability of your company’s cash flows, so that they can assess your company’s ability to generate adequate amounts of cash to meet its short-term and long-term cash needs. However, we note that your disclosure does not provide sufficient detail regarding your company’s financial position, sources of cash, short-term and long-term capital needs, or ability to fund its future operations. In this regard, please expand the disclosure regarding your company’s liquidity and capital resources to discuss information including, but not limited to, the following items:

•	The amounts and certainty of your company’s cash flows, including a detailed discussion of your company’s cash flows generated from operating, investing, and financing activities;
•	Indications of which balance sheet, income or cash flow items should be considered in assessing your company’s liquidity, as well as any changes in these items on a period-to-period basis;

•	The existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements;
•	Anticipated sources of the funds needed to satisfy your company’s known commitments and reasonably likely cash requirements;
•	Known trends and uncertainties that are reasonably likely to affect your company’s cash needs, sources of cash, and/or overall liquidity; and
•	Prospective information regarding company’s sources of and needs for capital, except where otherwise clear from your discussion elsewhere.

We note that your expanded disclosure should provide a clear picture of your company’s ability to generate cash and meet existing and known or reasonably likely future cash requirements.  Please refer to Item 303 of Regulation S-K and our interpretive release “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition And Operations” for further guidance.

Answer:
The Management Discussion and Analysis has been revised to disclose in more detail the Company’s capital and liquidity as well as its cash flows generated from operating, investing and financing activities and address the other items set forth above.

66.
You have disclosed that the cash flow you generated through operations will be sufficient to sustain current level operations for at least the next twelve months. However, we note the following with regard to your company’s financial condition, working capital, existing cash, liquidity, and capital resources:

•	Your company’s financial condition raises substantial doubt about its ability to continue as a going concern;
•	Your company has had a working capital deficit at the end of each reporting period presented in your registration statement;
•	Your company has a limited amount of cash on hand;
•	Your company generated negative cash flows from operations during each of the annual reporting periods presented in your registration statement;
•	A significant portion of your company’s financing during the periods presented in your registration statement has come from borrowings from related parties and/or shareholders;
•	There is no market for your company’s common stock.

Given the aforementioned factors, we do not believe that you have provided an adequate description of your company’s financial condition, liquidity, or capital resources.  In this regard, please expand the disclosure regarding your company’s liquidity and capital resources to specifically discuss i) your company’s working capital deficit – including the operating reasons for this condition, ii) the specific  sources of cash which you plan to rely upon to fund your company’s working capital deficit and other short-term cash needs, iii) the underlying factor and operating reasons contributing to your company’s negative operating cash flows in its historical annual reporting periods, iv) whether you believe your company can generate additional cash flows from operations subsequent to the six-month period ended June 30, 2008, as well as any assumptions you have relied upon to reach your conclusion, v) the terms of your company’s borrowings from related parties and related accrued interest – including the interest rate being charged and the due date, and vi) your company’s ability to continue to borrow cash from related parties or significant shareholders – including whether the related parties or significant shareholders have formally committed to financing your company’s operations as needed.

Answer:
This section has been revised to disclose that the Company’s cash flow will not be sufficient from operations to sustain current operations for next 12 months and to provide detailed reasons why, as well as what factors may influence this going forward as well as the Company’s ability to be an ongoing concern.

67.
You state that you generated cash flow of $33,694 as of June 30, 2008, $6,606 as of December 31, 2007 and $11,962 as of December 31, 2006. However, we note that the disclosed amounts are your company’s cash balances at the respective dates, as opposed to the amount of cash generated during the respective periods.  Please revise your disclosure accordingly.

Answer	This section has been revised to disclose the amount of cash generated as of June 30, 2008, December 31, 2007 and December 31, 2006.

Directors, Executive Officers, Promoters and Control Persons, page 17

68.
Please limit background information to the requirements of Item 401(e)(1) of Regulation S-K. For example, subjective statements such as“[h]e has a wealth of experience” and “offering compelling strategies and strong execution” are beyond the scope of Item 401(e)(1). This appears to be marketing language.

Answer:                      This section has been revised to remove the subjective statements.

69.	Please identify David Otterbach’s other directorships and indicate whether he currently holds any other directorships, if applicable. Refer to Item 401(e)(2) of Regulation S-K.

Answer:	This section has been amended to reflect that David Otterbach does not hold any other directorships.

Security Ownership of Certain Beneficial Owners and Management, page 19

70.
Please revise this table to include all persons known to own more than five percent of your outstanding shares of common stock. We note in this regard that Criterion Capital Partners LLC, through its principal Adam Levin, beneficially owns 1,205,726 common shares, approx. 7.6% of the common shares outstanding at September 26, 2008.

Answer:
This section has been revised to disclose all persons known to own more than five percent of the Company’s outstanding shares of common stock. Specifically it discloses the shares owned by Criterion Capital Partners LLC, through its principal Adam Levin.

Transactions with Related Persons, Promoters and Certain Control Persons, page 20

71.
Please revise to disclose the material terms of the loan from Mr. Miller to the company. File a copy of the loan agreement as an exhibit to the Registration Statement or advise. Refer to Items 404(a) and 601(b)(10) (ii) of Regulation S-K.

Answer:	This section has been revised to disclose the material terms of the loans with Mr. Miller and Mr. Mitchell, another director of the Company, to file the loan agreements as an exhibit.

72.
Please revise to disclose the terms of the consulting agreement between the company and Adam Levin.  Discuss the nature of the services provided by Mr. Levin to the company and the value of those services.

Answer:	This section has been revised to disclose the terms of the consulting agreement between the Company and Adam Levin.

Prospectus Back Cover Page

73.	Please revise to include an advisory to dealers regarding their prospectus delivery obligations. Refer to Item 502(b) of Regulation S-K.

Answer:	This section has been revised to include an advisory to dealers regarding their prospectus delivery obligations.

Recent Sales of Unregistered Securities, page II-1

74.
Please revise to state the consideration received in exchange for the 181,764 common shares issued in reliance on the exemption under Section 4(2) of the Securities Act and the 2,318,226 common shares issued pursuant to Rule 506 of Registration D.  Refer to Item 701(c) of Regulation S-K.

Answer:	This section has been revised to state the consideration received for these shares.

Other

75.	Please consider the financial statement update requirements of Rule 3-12 of Regulation S-X prior to filing an amendment to your registration statement.

Answer:	The Company has updated the financials to September 30, 2008.

76.	Please provide a currently dated consent from the independent public accountant in your amendment to this registration statement.

Answer:	An updated consent from the independent public accountant has been included with this amendment.

 Very truly yours,

ANSLOW & JACLIN, LLP

By: /S/ GREGG E. JACLIN
             GREGG E. JACLIN